Exhibit 99.1

INVESTOR CONTACT
Matthew P. Duffy

Managing Director

LifeSci Advisors LLC

Matthew@lifesciadvisors.com

Phone: 212-915-0685

Bioblast Pharma Announces Plans in Response to Nasdaq Notifications Regarding Stockholders’ Equity and Minimum Bid Requirements

Tel Aviv, Israel, - April 17, 2017 – Bioblast Pharma Ltd. (NasdaqGM: ORPN), a clinical-stage, orphan disease-focused biotechnology company, announced today that in response to a written notification from the Listing Qualifications Department of The NASDAQ Stock Market LLC that the Company does not satisfy the Nasdaq Global Market continued listing requirement set forth in Nasdaq Stock Market Rule 5450(b)(1)(A) which requires that the company maintain a minimum of $10,000,000 in stockholders' equity, Bioblast will transfer the listing of its ordinary shares to the Nasdaq Capital Market, which requires a minimum of $2,500,000 in stockholders’ equity for continued listing.

In addition, Bioblast announced it received a notice from the Listing Qualifications Department of Nasdaq advising the company that it was not in compliance with Nasdaq's requirement that listed securities maintain a minimum bid price of $1.00 per share as set forth in the Nasdaq Stock Market Rule 5450(a)(1) (which requirement would not change in connection with the transfer of listing to the Nasdaq Capital Market).

Bioblast has a 180 day period, until October 9, 2017, to regain compliance with the $1.00 minimum bid price requirement. If at any time during this 180 day period, the closing bid price of the company’s ordinary shares is at least $1.00 for a minimum of ten consecutive business days, the company will regain compliance and the matter will be closed.

In the event that Bioblast does not regain compliance, the Company may be eligible for an additional 180 calendar day extension period to regain compliance. To qualify, Bioblast will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary.

About Bioblast Pharma Ltd.

Bioblast Pharma is a clinical-stage biotechnology company committed to developing clinically meaningful therapies for patients with rare and ultra-rare genetic diseases. Bioblast is traded on the Nasdaq Global Market under the symbol “ORPN”. For more information, please visit our website: www.BioblastPharma.com, the content of which is not incorporated herein by reference.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the company is using forward-looking statements when it discusses its expected transfer to the Nasdaq Capital Market, its potential to regain compliance with Nasdaq listing requirements, the possibility that the Company will be entitled to an extension of the cure period for an additional 180 days and the potential for a reverse stock split, which may not occur on a timely basis or at all. Because such statements deal with future events and are based on Bioblast Pharma Ltd.'s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Bioblast Pharma could differ materially from those described in or implied by the statements in this press release, including those discussed under the heading “Risk Factors” in Bioblast Pharma's Annual Report on Form 20-F filed with the Securities and Exchange Commission ("SEC") on February 24, 2017, and in any subsequent filings with the SEC. Except as otherwise required by law, Bioblast Pharma disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.